FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES

Crédit Agricole Securities (USA) Inc.
SEC I.D. No. 8-13753
Year Ended December 31, 2023
With Report and Supplementary Report of Independent Registered Public
Accounting Firm

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 and Regulation 1.10(g) under the
Commodity Exchange Act. A Statement of Financial Condition has been
separately filed with the Securities and Exchange Commission simultaneously
herewith as a public document.*

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

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SEC FILE NUMBER
8-13753

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Credit Agricole Securities (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1301 Avenue of the Americas – 6th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maria Gerold	212-261-3866	maria.gerold@ca-cib.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.



Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Stephane Ducroizet and Maria Gerold, swear (or affirm) that, to the best of our knowledge and belief, the financial report pertaining to the firm of Credit Agricole Securities (USA) Inc., as of December 31, 2023, is true and correct. We further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Acknowledged before me on 2/26/2024

VERONIQUE P BERKELEY
Notary Public - State of New York
NO. 01BE6436485
Qualified in Westchester County
My Commission Expires Jul 18, 2026

Notary Public

Signature:

Title: Chief Executive Officer

Signature:

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Crédit Agricole Securities (USA) Inc.

Financial Statements and Supplemental Schedules

Year Ended December 31, 2023

Contents

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.*



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel +1 212 773 3000
Fax +1 212-773-6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Crédit Agricole Securities (USA) Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crédit Agricole Securities (USA) Inc. (the Company) as of December 31, 2023, the related statements of income and comprehensive income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2004.

February 27, 2024

1

Crédit Agricole Securities (USA) Inc.

Statement of Financial Condition

December 31, 2023
(Dollars in Thousands Except for Share and Par Value Information)

Assets

Cash	$	18,552
Financial instruments owned, at fair value ($0 pledged as collateral)		598,057
Securities purchased under agreements to resell, including $232,635 of securities segregated in accordance with Rule 15c3-3		661,774
Securities borrowed		74,845
Receivables from brokers, dealers, and clearing organizations		81,449
Receivables from customers		170,658
Deferred tax assets, net		9,887
Other assets		25,722
Total assets	$	1,640,944

Liabilities and stockholder's equity

Liabilities:

Financial instruments sold, not yet purchased, at fair value	$	155,596
Payables to brokers, dealers, and clearing organizations		161,895
Payables to customers		6,903
Federal and state income taxes payable		18,616
Other liabilities and accrued expenses		55,454
		398,464
Liabilities subordinated to claims of general creditors		280,000

Stockholder's equity:

Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding)		10
Additional paid-in capital		723,794
Retained earnings		242,691
Accumulated other comprehensive loss		(4,015)
Total stockholder's equity		962,480
Total liabilities and stockholder's equity	$	1,640,944

See notes to financial statements.

Crédit Agricole Securities (USA) Inc.

Statement of Income and Comprehensive Income

Year Ended December 31, 2023
(Dollars in Thousands)

Revenues

Investment banking	$ 111,147
Interest and dividends	71,530
Service fees	22,728
Net loss from principal transactions	(6,486)
Commission income	11,739
Other income	1,221
Total revenues	211,879

Expenses

Employee compensation and benefits	46,442
Service fees	47,524
Interest	33,391
Communications and data processing	4,793
Professional services	8,225
Clearance and floor brokerage	2,717
Other expenses	5,398
Total expenses	148,490
Income before income tax expense	63,389
Income tax expense	13,614
Net income	$ 49,775

Other comprehensive income

Gain from pension and other post-retirement benefits (net of $351 tax)	$ 1,028
Comprehensive income	$ 50,803

See notes to financial statements.

Crédit Agricole Securities (USA) Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2023
(Dollars in Thousands)

	Common Stock		Additional Paid-in Capital		Retained Earnings/(Accumulated Deficit)		Accumulated Other Comprehensive (Loss)		Total Stockholder's Equity
Balance - Jan 1, 2023	$	10	$	723,794	$	192,916	$	(5,043)	$	911,677
Net income		-		-		49,775		-		49,775
Additional capital received to pay-down subordinated loan		-		-		-		-		-
Other comprehensive income: Gain from pension and other post-retirement benefits, (net of $351 tax)		-		-		-		1,028		1,028
Balance - Dec 31, 2023	$	10	$	723,794	$	242,691	$	(4,015)	$	962,480

See notes to financial statements.

Crédit Agricole Securities (USA) Inc.

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors

Year Ended December 31, 2023
(Dollars in Thousands)

Balance, January 1, 2023	$	280,000
Increase:		
Issuance of subordinated loan		--
Decrease:		
Payment of subordinated loan		--
Balance, December 31, 2023	$	280,000

See notes to financial statements.

Crédit Agricole Securities (USA) Inc.

Statement of Cash Flows

Year Ended December 31, 2023
(Dollars in Thousands)

Cash flows from operating activities

Net income	$	49,775
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1
Deferred tax benefit		(1,626)
Decrease (increase) in operating assets:		
Financial instruments owned, at fair value		(252,707)
Securities purchased under agreements to resell		123,565
Securities borrowed		(35,352)
Receivables from brokers, dealers, and clearing organizations		186,967
Receivables from customers		681,658
Other assets		4,138
Increase (decrease) in operating liabilities:		
Financial instruments sold, not yet purchased, at fair value		85,603
Payables to brokers, dealers, and clearing organizations		(410,998)
Payables to customers		(450,326)
Federal and state income taxes payable		10,149
Other liabilities and accrued expenses		7,489
Net cash provided by operating activities		(1,664)
Cash flows from financing activities		
Short-term bank loans		(3,194)
Net cash used in financing activities		(3,194)
Net decrease in cash		(4,858)
Cash at January 1, 2023		23,410
Cash at December 31, 2023	$	18,552
Supplemental cash flow disclosures		
Cash paid during the year for income taxes	$	5,690
Cash paid during the year for interest	$	28,035

See notes to financial statements.


Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements

December 31, 2023
(Dollars in Thousands)


1. Organization and Nature of Business

Crédit Agricole Securities (USA) Inc. (the Company) is a direct, wholly-owned subsidiary of Crédit Agricole Global Partners, Inc. (the Parent), which is an indirect, wholly-owned subsidiary of Crédit Agricole S.A. The Company is a registered securities clearing broker and dealer under the Securities Exchange Act of 1934 and an introducing broker with the Commodity Futures Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA).

In its capacity as a securities broker-dealer, the Company provides its clients securities lending, brokerage, investment banking, custody, execution and clearance, and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions, including fund managers, banks, and securities broker-dealers. The Company also engages in trading activities in the equity and fixed income markets. The Company operates as one reportable operating segment which provides broker-dealer services, as further described in these financial statements.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company as of and for the year ended December 31, 2023 have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board (FASB).

Accounting Estimates

The preparation of the financial statements in conformity with U.S. GAAP and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that the estimates utilized in preparing

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2023
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents funds deposited with two financial institutions, one held with an affiliate, Crédit Agricole Corporate and Investment Bank - New York Branch in the amount of $18,532 and another bank in the amount of $20. The Company has no restricted cash balance as of December 31, 2023.

Customer Facilitation Activities

The Company's activities involve the execution, settlement, and financing of various securities transactions on either a cash or margin basis for customers and affiliates. In margin transactions, the Company extends credit, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. During the year and as of December 31, 2023, the Company has maintained a margin account only for its affiliate, Credit Agricole Corporate and Investment Bank - France. There was no margin extended during the year.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Financial Instruments Owned/Financial Instruments Sold, Not Yet Purchased, At Fair Value

Financial instruments owned at fair value and financial instruments sold, not yet purchased at fair value are recorded at fair value with related changes in unrealized appreciation or depreciation reflected in net gain / (loss) from principal transactions.

Securities transactions in regular-way trades are recorded on trade date, as if they had settled. The Company has no non-regular-way trades. Profit and loss arising from all securities entered into for the account and risk of the Company are recorded on a trade date basis on the Statement of Income and Comprehensive Income under net gain / (loss) from principal transactions.

2. Summary of Significant Accounting Policies (continued)

Pending trades are amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition. Trades pending settlement at December 31, 2023 were subsequently settled with no material effect on the Company's financial statements.

Securities Purchased Under Agreements To Resell And Securities Sold Under Agreements To Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements), or securities sold under agreements to repurchase (repurchase agreements), are treated as collateralized financing transactions. Reverse repurchase and repurchase agreements are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession of securities with a fair value in excess of the principal amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements.

Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral from the counterparty, or to return excess collateral to counterparties, when appropriate. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Receivables from / Payables to brokers, dealers, and clearing organizations

Receivables from and payables to brokers, dealers, and clearing organizations include amounts due on cash and margin accounts on a settlement date basis, and securities failed-to-deliver/receive. Fail-to-deliver/receive are cleared as securities are received / delivered and cash is exchanged – receive versus payment (RVP) or delivery versus payment (DVP).

2. Summary of Significant Accounting Policies (continued)

Offsetting Assets and Liabilities

U.S. GAAP permits securities purchased under agreements to resell and securities sold under agreements to repurchase to be presented net when specified conditions are met, including the existence of a legally enforceable master netting agreement, among others. The Company has elected to net certain resale and repurchase agreements with the same counterparty on the Statement of Financial Condition when the requirements of FASB Accounting Standard Codification ("ASC" or "Codification") 210-20-45-11 *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*, are met. The Company uses master netting agreements to mitigate counterparty credit risk in certain repurchase and reverse repurchase transactions. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due after expiration of any grace period). Upon the exercise of termination rights by the non-defaulting party, (i) all transactions are terminated, (ii) all transactions are valued and the positive value or "in the money" transactions are netted against the negative value or "out of the money" transactions, and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Upon exercising the termination of the repurchase agreement, (i) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (ii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in or title transfer of securities or cash collateral/margin to the party that has the right to demand margin (the demanding party). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any established threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.

2. Summary of Significant Accounting Policies (continued)

Securities Borrowed

Securities borrowed transactions are recorded on a settlement date basis at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the fair value of securities borrowed on a daily basis with additional daily collateral being obtained or refunded as necessary. Rebate interest revenue is recorded on an accrual basis in the Statement of Income and Comprehensive Income under interest and dividend income.

Fair Value Measurements

The Company defines fair value in accordance with ASC 820, *Fair Value Measurements*. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

2. Summary of Significant Accounting Policies (continued)

ASC 820 establishes a hierarchy for inputs used in measuring fair value into three broad levels that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

- Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 – Inputs are observable for the asset or liability, either directly or indirectly in active markets (other than quoted prices included within Level 1). Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

- Level 3 – Inputs are unobservable and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Investment Banking

The Company applies ASC 606, *Revenue from Contracts with Customers,* when determining the revenue it expects for the transfer of promised goods and services to customers.

ASC 606 directs entities to recognize revenue when the promised goods or services are transferred to the customer. The amount of revenue recognized should equal the total consideration an entity expects to receive in return for the goods or services. The following steps are applied by the Company when determining the amount and timing of revenue recognition:

Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

2. Summary of Significant Accounting Policies (continued)

Investment banking revenues are analyzed and recognized under the guidance of ASC 606. It includes fees arising from securities offerings in which the Company acts as an underwriter or agent. Syndicate expenses are estimated in accordance with Company policy at the recognition date and adjusted (if needed) at the settlement date in operating expenses. Investment banking revenues are recorded at the time the underwriting is completed and the revenue is reasonably determinable. Substantially all of the investment banking revenue is comprised of underwriting fees earned by the Company. There is no significant gap between the timing of satisfaction of performance obligations and the timing of payment. There are no unusual payment terms.

Underwriting fees - The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in various operating expenses at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

For the year ended December 31, 2023, underwriting fees were $99,072.

M&A advisory fees - The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance obligations under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

2. Summary of Significant Accounting Policies (continued)

For the year ended December 31, 2023, M&A advisory fees were $4,701.

Interest and Dividends

Interest and dividend revenues are earned from the underlying securities owned and collateralized financing transactions and are accounted for on an accrual basis. Interest expense is incurred on collateralized financing transactions and subordinated borrowings and is accounted for on an accrual basis.

Credit Losses

The Company applies ASC 326, *Financial Instruments – Credit Losses* to all financial instruments that are not accounted for at fair value through net income.

The Company has performed an analysis of its financial instruments at amortized cost under ASC 326 and its related amendments, which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company has concluded that no impairment charges were necessary. This is mainly due to the short duration of its contracts, together with the daily collateral adjustments for those contracts, that any impact would be immaterial as these financial instruments are well secured.

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange, while income statement accounts are translated at a rate of exchange on the date the transactions occur. Gains or losses resulting from foreign currency transactions are included in the Statement of Income and Comprehensive Income under other income or other expenses.

.

2. Summary of Significant Accounting Policies (continued)

Employee Benefit Plans

Defined Benefit Plans

The costs of the pension and other postretirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year-end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The fair value of plan assets is based on fair values represented by observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate.

The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on past compensation levels.

The assumed discount rate, in management's judgment, reflects the rate at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations and to calculate the service cost and interest cost. The assumed discount rate is selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

The Company recognizes the changes in the net funded or unfunded plan assets immediately to other comprehensive income. The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under the Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other postretirement benefits when incurred.

.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2023
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Defined Contribution Plan

The Company's contribution to the defined contribution plan is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year. The contributions required to be made by the Company for any year are charged as an expense in that year.

Other Liabilities and Accrued Expenses

These consist primarily of interest, dividends, bonuses, and miscellaneous payables, as well as deferred salaries, deferred bonuses, and pension expense.

Income Taxes

The Company records its income tax provision using the asset and liability method in accordance with ASC 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Furthermore, the Company reflects the state tax on income and capital as income tax expense on its Statement of Income and Comprehensive Income and not as operating expenses.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year.

(Dollars in Thousands)

3. Recently-Adopted Accounting Pronouncements

In December 2023, FASB issued an Accounting Standards Update (ASU) No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The ASU requires public business entities (PBEs) to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate (the rate reconciliation) for federal, state, and foreign income taxes. The ASU also requires information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts exceed a quantitative threshold. For entities that are not PBEs, the ASU generally requires additional disclosures of a qualitative nature for the specified categories of information. The ASU indicates that all entities will apply its guidance prospectively with an option for retroactive application to each period in the financial statements. For PBEs, the guidance will be effective for fiscal years beginning after December 15, 2024, and for interim periods for fiscal years beginning after December 15, 2025. For entities other than PBEs, the guidance will be effective for fiscal years beginning after December 15, 2025, and for interim periods beginning with fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact, if any, of adopting the new guidance on its financial statements.

4. Securities Segregated Under Federal and Other Regulations

At December 31, 2023, the Company had segregated $218,321 of qualified securities for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. The qualified securities, reported as securities purchased under agreements to resell on the Statement of Financial Condition, are subject to a 2% haircut for regulatory reserve purposes which resulted in a net amount of $213,954.

In addition, at December 31, 2023, the Company had segregated $14,314 of qualified securities for the benefit of proprietary accounts of broker-dealers (PAB). The qualified securities, reported as securities purchased under agreements to resell on the Statement of Financial Condition, are subject to a 2% haircut for regulatory reserve purposes which resulted in a net amount of $14,028.

In addition, securities with fair value of $30,334 that are reported as securities purchased under agreements to resell on the Statement of Financial Condition, are segregated for deposits at clearing organizations. The $30,334 consists of $20,834 with FICC and $9,500 with NSCC.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2023
(Dollars in Thousands)

5. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2023, are as follows:

Receivables from brokers, dealers, and clearing organizations:		
Securities failed to deliver	$	18,747
Receivables from clearing organizations		48,252
Other receivables		14,450
	$	81,449
Payables to brokers, dealers, and clearing organizations:		
Securities failed to receive	$	161,895

Receivables from clearing organizations represent balances to satisfy margin requirements and consist predominantly of $26,500 for the National Securities Clearing Corporation, $9,185 for Euroclear, $6,626 for the Fixed Income Clearing Corporation, and $4,091 for Depository Trust and Clearing Corporation.

Other receivables above consist predominantly of underwriting fees receivable of $8,254, M&A retainer fees receivable of $3,500, and net pending trades of $2,695.

6. Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due or owed on cash transactions. Securities owned by customers are held as collateral for these receivables. These amounts are entirely attributable to trades that had not yet cleared as of December 31, 2023.

7. Fair Value Measurements

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts, which approximate fair value due to their short-term nature, frequent repricing, and limited credit risk. Financial instruments recorded at contracted amounts approximating fair value consist largely of short-term instruments, including securities borrowed, repurchase and reverse repurchase agreements, customer receivables and payables, and receivables

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2023
(Dollars in Thousands)

7. Fair Value Measurements (continued)

from and payables to brokers, dealers, and clearing organizations. The carrying amount of the liabilities subordinated to claims of general creditors was generally consistent with its estimated fair value at December 31, 2023. Substantially all financial assets and liabilities carried at contract and/or amortized cost basis are Level 2.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned, at fair value:				
U.S. government obligations	$ 9,151	$ –	$ –	$ 9,151
Corporate debt securities	–	330,171	–	330,171
Equity securities	1,153	–	–	1,153
Certificates of deposit	–	240,187	–	240,187
Structured note	–	17,395	–	17,395
	$ 10,304	$ 587,753	$ –	$ 598,057

	Level 1	Level 2	Level 3	Total
Liabilities				
Financial instruments sold, not yet purchased, at fair value:				
U.S. government obligations	$ 58,157	$ –	$ –	$ 58,157
Corporate debt securities	–	97,439	–	97,439
	$ 58,157	$ 97,439	$ –	$ 155,596

There were no transfers between Level 1, Level 2, or Level 3 of the fair value hierarchy for the Company during the year. Furthermore, there were no purchases, sales, and unrealized / realized gains and losses related to Level 3 assets and liabilities during the year ended December 31, 2023.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

19

7. Fair Value Measurements (continued)

The valuation techniques for the above financial instruments are as follows:

- **U.S. government obligations** – U.S. treasury securities are measured based on quoted market prices and are categorized as Level 1 of the fair value hierarchy.

- **Corporate debt securities** – Corporate debt securities held by the Company are traded over-the-counter and are classified as Level 2 of the fair value hierarchy. Prices of debt securities are valued using pricing from various market data sources.

- **Equity securities** – Exchange traded equity securities are measured based on quoted exchange prices in active markets and are categorized as Level 1 of the fair value hierarchy. The Company does not have non-exchange traded equity securities as of December 31, 2023.

- **Certificates of deposit** – Certificates of deposit held by the Company are based on pricing obtained from various brokers and are categorized as Level 2 of the fair value hierarchy.

- **Structured note** – the Structured note held by the Company is classified as Level 2 of the fair value hierarchy. The valuation of this note is based on inputs that are observable.

8. Securities Received / Delivered as Collateral

At December 31, 2023, there were no Company-owned securities pledged to counterparties where the counterparty has the right, by the contract or customer, to sell or re-pledge. The Company has accepted collateral that it is permitted by contract or customer to sell or re-pledge. This collateral consists primarily of securities received in connection with securities borrowed and reverse repurchase agreements with financial institutions. The fair value of such collateral at December 31, 2023, is $740,907, which is used by the Company to cover short sales, to provide securities lending to affiliates, and to meet pledging requirements of customers and clearing organizations. In the normal course of business, $262,968 of this collateral is used by the Company to meet pledging requirements of customers and clearing organizations.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2023
(Dollars in Thousands)

9. Offsetting

Securities borrowed have been presented on a gross basis on the Statement of Financial Condition as the Company does not transact in securities lending that could offset securities borrowed.

The following table presents as of December 31, 2023, the gross and net repurchase and reverse repurchase agreements. Repurchase and reverse repurchase agreements have been presented on the Statement of Financial Condition on a net basis. The Company does have the ability to net certain of its repurchase and reverse repurchase agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement, and where the other relevant criteria have been met.

	Gross Amounts	Amounts Offset on the Statement of Financial Condition	Net Amounts Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition (a)	Net Amounts (b)
Financial Assets					
Securities purchased under agreements to resell	670,591	(8,817)	661,774	---	661,774
Financial Liabilities					
Securities sold under agreements to repurchase	(8,817)	8,817	---	---	---

(Dollars in Thousands)

9. Offsetting (continued)

(a) Amounts related to recognized financial instruments that either management makes an accounting policy election not to offset or do not meet some or all of the requirements for net presentation in accordance with applicable offsetting accounting guideline ASC 210-20-45-11.

(b) The gross fair value of the collateral that the Company had received and pledged under enforceable master agreements amounts to $668,461 and $8,700, respectively.

10. Related-Party Transactions

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company is reimbursed and charged for these services at cost plus a range of mark-ups between 0% and 11%. The Company also enters into securities transactions and financing transactions with its affiliates.

As of December 31, 2023, Parent and other affiliate-related balances included in the Statement of Financial Condition consist of the following:

Assets:		
Cash	$	18,533
Financial instruments owned, at fair value		30,310
Securities purchased under agreements to resell		349,276
Receivables from brokers, dealers, and clearing organizations		13,598
Receivables from customers		9,590
Other assets		816
Total	$	422,123
Liabilities:		
Financial instruments sold, not yet purchased, at fair value	$	16,462
Payables to brokers, dealers, and clearing organizations		160,479
Federal and state income taxes payable		13,827
Other liabilities and accrued expenses		11,961
Total	$	202,729
Liabilities subordinated to claims of general creditors	$	280,000

Notes to Financial Statements (continued)

December 31, 2023
(Dollars in Thousands)

10. Related-Party Transactions (continued)

Cash represents funds deposited with an affiliate, Crédit Agricole Corporate and Investment Bank - New York Branch.

The financial instruments owned and financial instruments sold largely represent bonds held and sold by the Company that have been issued by Crédit Agricole S.A.

The securities purchased under agreements to resell are due to the Company's investment of excess cash and are predominantly with our affiliate Credit Agricole – New York Branch.

The balances reflected in receivables from and payables to brokers, dealers, and clearing organizations predominantly represent failed securities clearing transactions for the Company's affiliates.

The balances reflected in receivables from customers predominantly represent failed securities clearing transactions by the Company's affiliates.

Other liabilities and accrued expenses are predominantly comprised of $6,148 of subordinated loan interest payable and $5,427 of payables to affiliates for intercompany services.

The Company earns service fee income from affiliates related to various administrative and operational functions performed by the Company. For the year ended December 31, 2023, service fee income related to affiliates totaled $22,728.

The Company incurs a service fee expense to affiliates related to various administrative and operational functions performed by such affiliates. For the year ended December 31, 2023, service fee expenses related to affiliates totaled $47,524.

The Company's affiliates may participate in the underwriting revenues where the Company acts as a lead or one of the underwriters. The revenue share of the Company's affiliates is not included in the Company's revenues on the accompanying Statement of Income and Comprehensive Income.

(Dollars in Thousands)

10. Related-Party Transactions (continued)

The Company has a subordinated loan with Credit Agricole Corporate and Investment Bank - France in the amount of $280,000. For the year ended December 31, 2023, interest expense related to this loan totaled $21,683.

The Company also has a revolving subordinated loan agreement with Credit Agricole Corporate and Investment Bank – France. The purpose of this loan agreement, which provides a revolving line of $600,000, is to help the Company finance its activities in a regulatory capital-efficient manner. As of December 31, 2023, the Company has not drawn down any of the $600,000 nor has it at any time during 2023. For the year ended December 31, 2023, commitment fee expense related to this revolving line totaled $3,428, which is included in interest on the Statement of Income and Comprehensive Income.

The Company's federal tax liabilities are $13,827 as of December 31, 2023 and are settled through its Parent. See Income Taxes footnote below for respective amounts.

11. Income Taxes

The Company is included in the consolidated federal tax return of its Parent, as well as combined returns with other unitary group members for state and local tax return purposes, including New York State and New York City. Current and deferred taxes are allocated to the Company in accordance with the Separate-Return method. Under this income tax allocation method, the Company is assumed to file a separate return with the taxing authorities, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from its Parent as if the Company was a separate taxpayer, except that net operating losses (or other current or deferred tax attributes), if any, are characterized as realized (or realizable) by the Company and its subsidiaries when those tax attributes are realized (or realizable) by the consolidated federal/state combined tax return group even if the Company would not otherwise have realized the attributes on a stand-alone basis. Combined state apportionment factors are also utilized by the Company. This method of allocation is systematic, rational, and consistent with the broad principles established by ASC 740.

11. Income Taxes (continued)

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2023
(Dollars in Thousands)

Total provision for income taxes for the year ended December 31, 2023 is summarized below:

Current taxes:	
Federal income tax expense	$ 13,825
State and city income tax expense	1,415
Total current tax expense	15,240
Deferred taxes:	
Federal deferred tax benefit	$ (1,673)
State and local deferred tax expense	47
Total deferred tax benefit	(1,626)
Total income tax expense	$ 13,614

The effective tax rate differs from the federal statutory tax rate of 21%. This difference can be attributed primarily to adjustments related to state and local taxes, along with meals and entertainment, and travel.

As of December 31, 2023, the Company has a net deferred tax asset of $9,887 in the statement of financial condition, of which $12,272 is the gross deferred tax asset and $(2,385) is the gross deferred tax liability. The net deferred tax asset consists primarily of deferred pension accrual, deferred compensation, and deferred interest expense. In 2023, there was a net increase of $1,275 to the net deferred tax asset balance. Such increase was primarily the result of increases to deferred compensation and deferred interest expense. Based on all available evidence, including a history utilizing tax attributes in prior years and revenue projections for the Company, it has been determined that a valuation allowance is not required.

As of December 31, 2023, the Company had a net tax liability (Federal, State and Local) of $(17,699) that is included in other liabilities and accrued expenses in the accompanying statement of financial condition.

The Company's policy for interest and penalties, if any, related to uncertain tax positions is to recognize the expense in pretax income and to include the expense in the interest expense or

11. Income Taxes (continued)

(Dollars in Thousands)

penalties line in the statement of income and comprehensive income. Liabilities for interest and penalties, if any, are included as other liabilities and accrued expenses in the statement of financial condition. The Company has an amount of $1,142 to multi-state liabilities consisting of $990 of tax and $152 of interest as of December 31, 2023.

As of December 31, 2023, the Company's 2015 through 2022 tax years remain subject to, or are open for, examination by one or more major tax jurisdictions.

12. Commitments and Contingencies

In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company contests liability and / or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the Statement of Financial Condition, and the Company can reasonably estimate the amount of that loss, the Company will accrue the estimated loss by a charge to income as required in Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC" or "Codification") 450 *Contingencies*. The Company has various lawsuits pending which, in the opinion of management of the Company and outside counsel, will likely be resolved with no material adverse effect on the financial position of the Company. As of December 31, 2023, the Company has no legal loss accruals recorded on the Statement of Financial Condition.

As of December 31, 2023, the Company has provided a contingent liquidity facility to FICC in the amount of $4,504.

In addition, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote and is not estimable.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2023
(Dollars in Thousands)

13. Employee Benefit Plans

The Company has a noncontributory, defined benefit pension plan, Crédit Agricole Corporate and Investment Bank qualified and nonqualified retirement plan (the Plan), which covers full-time employees of the Company, who are between the ages of 21 and 65.

The Company's qualified plans include a defined contribution plan, i.e. a 401(k) Savings Plan that allows participants to make before-tax contributions from 1% to 100% of their salary, subject to the maximum allowable contribution as established by the Internal Revenue Code (the Code); a noncontributory Retirement Plan (which was frozen on December 31, 2008) and defined contribution plans (which were frozen on March 1, 1996 and December 31, 2005).

The Company's nonqualified plans include a voluntary bonus deferral plan that are eligible to managing directors and above whereby participants can defer up to 100% of their cash bonus; a deferred salary and supplemental plan that allowed certain executive employees to make pre-tax contributions above the 401(k) limits into an excess plan (which was frozen as of December 31, 2007); and a supplemental executive retirement plan that was designed to make-up the benefit which the qualified plan could not provide due to salary limitations (which was frozen on December 31, 2008).

The cost of pension benefits for eligible employees, measured by length of service, compensation, and other factors, is currently being funded through a trust (the Trust) established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements. Effective December 31, 2008, the Plan was frozen, and the average salary and service requirements were capped. Participants are vested in what they accrued through December 31, 2008. For employees who are over 55 and have 20 years of service, the Company will continue to accrue service for early retirement purposes.

The Plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CA's funding policy is to fund the plan based on the Projected Unit Actuarial Cost Method.

The underfunded status of the Plan of $4,155 at December 31, 2023, is recognized in the accompanying Statement of Financial Condition in other liabilities and accrued expenses as accrued pension liability.

13. Employee Benefit Plans (continued)

The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets for the Plan, and funded status for the plan participants in the qualified and non-qualified retirement plans for the year ended December 31, 2023:

	Qualified Plan		Non-Qualified Plans
Reconciliation of projected benefit obligation:			
Projected benefit obligation, December 31, 2022	$	30,681	$ 2,672
Transfers		--	–
Interest cost		1,513	132
Actuarial (gain)/loss - due to experience		(15)	12
Actuarial (gain)/loss - due to financial assumption changes		992	81
Actuarial (gain)/loss – due to demographic assumption changes		--	--
Benefits paid		(1,085)	(59)
Projected benefit obligation, December 31, 2023	$	32,086	$ 2,838
Reconciliation of fair value of plan assets:			
Fair value of plan assets as of December 31, 2022	$	28,436	$ –
Transfers		--	–
Actual return on assets		3,418	–
Settlements paid		--	–
Employer contribution		--	59
Benefits paid		(1,085)	(59)
Fair value of plan assets as of December 31, 2023		30,769	–
Unfunded status as of December 31, 2023	$	1,317	$ 2,838

Notes to Financial Statements (continued)

December 31, 2023
(Dollars in Thousands)

13. Employee Benefit Plans (continued)

The assumptions used in the measurement of the benefit obligations are shown in the following table:

	Qualified Plan	Non-Qualified Plans
Weighted-average assumptions used to determine benefit obligations:		
Discount rate	4.75%	4.75%
Expected return on plan assets	6.50%	N/A
Rate of compensation increase	N/A	N/A
Measurement date	12/31/23	12/31/23

The following table provides the components of net periodic cost for the plans for the year ended December 31, 2023:

	Qualified Plan	Non-Qualified Plans
Components of net periodic retirement cost:		
Service cost	$ –	$ –
Interest cost	1,513	132
Expected return on plan assets	(1,813)	–
Settlement recognition of net (gain)/loss	--	–
Amortization of unrecognized loss (gain)	844	--
Curtailment impact	–	–
Net periodic pension cost	$ 544	$ 132

For the year ended December 31, 2023, the Company reclassified $(676) of net period pension cost from other comprehensive income to net income.

(Dollars in Thousands)

13. Employee Benefit Plans (continued)

The pension plan assets are held in the Trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan with a goal of meeting the long-term needs of the plan and to preserve capital by balancing risk and return to avoid severe declines that could greatly impact the ability of the plans to meet ongoing benefit payments. Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

Plan assets within the Trust consist principally the following:

	Fair Market Value	Percentage
Mutual funds		
Equity securities	$ 10,646	34.6%
Debt securities	19,323	62.8%
Real estate	800	2.6%
Cash	--	0.0%
Other	--	0.0%
Total pension plan assets	$ 30,769	100.0%

The strategic target of the Plan's asset allocations is as follows:

	Target Asset Allocation
Equity securities	35%
Debt securities	63%
Real estate	2%

(Dollars in Thousands)

13. Employee Benefit Plans (continued)

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year-end as reported in an active market and, thus, fall under Level 1 of fair value measurement hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes in the actuarial cost methods from the previous valuation.

The expected return on assets is a long-term assumption. Based on estimated long-term returns on equities and fixed income securities, as well as the Company's actual target asset allocation, and given the current environment, the reasonable expected return on assets is 6.50%.

At December 31, 2023, future plan benefits expected to be paid through 2033 are as follows:

	Qualified Plan	Non-Qualified Plans
2024	$ 1,626	$ 101
2025	1,271	99
2026	1,394	116
2027	1,571	163
2028	1,656	183
2029 – 2033	9,664	1,015
	$ 17,182	$ 1,677

(Dollars in Thousands)

13. Employee Benefit Plans (continued)

The Company also sponsors a defined contribution plan (qualified plan). The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 100% of their salary, subject to the maximum allowable contribution as established by the Internal Revenue Code (the Code). The Company makes annual matching contributions. Matching contributions will not exceed more than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their contributions, and earnings thereon, in the plan. The Company's match portion is subject to a vesting schedule. For the year ended December 31, 2023, the expenses associated with the 401(k) Savings Plan recorded in the Statement of Income and Comprehensive Income under employee compensation and benefits were $1,661.

14. Liabilities Subordinated to Claims of General Creditors

At December 31, 2023, the Company had the following subordinated loan with Credit Agricole Corporate and Investment Bank – France, the Lender:

Subordinated loan due January 1, 2025	$ 280,000

The loan matures on January 1, 2025, and bears interest at Secured Overnight Financing Rate ("SOFR") plus 260 basis points, which resets annually.

The subordinated loan agreement allows for the automatic extension of the maturity date for an additional year without further action by either the Lender or the Company unless the Lender notifies the Company on or before thirteen months prior to the maturity date that the loan, with a written copy to FINRA, will not be extended. The subordinated loans are approved by FINRA and meet the regulatory requirements to be included as equity when computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

(Dollars in Thousands)

14. Liabilities Subordinated to Claims of General Creditors (continued)

In addition, the Company also has a revolving subordinated loan agreement with Credit Agricole Corporate and Investment Bank – France. The purpose of this loan agreement, which provides a revolving line of $600,000, is to help the Company finance its activities in a regulatory capital-efficient manner. It was entered into on September 1, 2015 and matures on December 18, 2024.

The revolving subordinated loan agreement allows for the automatic extension of the maturity date for an additional year without further action by either the Lender or the Company unless the Lender notifies the Company on or before seven months prior to the maturity date that the loan, with a written copy to FINRA, will not be extended. During 2023, there were no draw downs on this revolving subordinated loan agreement.

15. Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign-denominated securities transactions in U.S. dollars. In addition, the Company utilizes foreign currency forward contracts to economically hedge its revenues. At December 31, 2023, the Company had $50 in net foreign currency forward contracts outstanding.

16. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 (the Rule) and the capital rules of FINRA. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may require a member firm to reduce its

(Dollars in Thousands)

16. Net Capital Requirements (continued)

business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. The Company is subject to a minimum capital requirement of $1,000. At December 31, 2023, the Company had net capital of $1,037,194 which was 608.49% of aggregate debit items of $170,455 and $1,033,785 in excess of its required net capital.

17. Concentrations of Credit Risk

As a securities broker-dealer, the Company engages in various securities underwriting, trading, and brokerage activities, servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors, and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes, which may impair the customer's or counterparty's ability to satisfy its obligation to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described. Based on the gross fair value of the financial instrument, the entity would incur if parties to the financial instruments that make up the concentration failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value to the entity, the maximum amount of loss due to credit risk is approximately the same as the total carrying amount of the financial instruments. The Company has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business. At December 31, 2023, the Company's most significant concentration of credit risk was on the Statement of Financial Condition on the line item securities purchased under agreements to resell. These are predominantly with our affiliate Credit Agricole – New York Branch.

In addition, the Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and monitors changes in collateral, as required

18. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2023, through February 27, 2024, the date the financial statements were issued and concluded that there were no material subsequent events to disclose or recognize.

Supplemental Schedules

Crédit Agricole Securities (USA) Inc.

Schedule I

Computation of Net Capital for Broker-Dealers Under Rule 15c3-1 and CFTC Regulation 1.17

December 31, 2023
(Dollars in Thousands)

Net capital

Total stockholder's equity	$ 962,480
Liabilities subordinated to claims of general creditors allowable in computation of net capital	280,000
Total capital and allowable subordinated liabilities	1,242,480
Deductions and/or charges:	
Non-allowable assets:	
Cash	3,842
Financial instruments owned, at fair value	70,204
Securities purchased under agreements to resell	7,042
Receivables from brokers, dealers, and clearing organizations	5,841
Receivables from customers	203
Deferred tax assets	10,453
Other assets	15,850
Total non-allowable assets	113,435
Aged fails to deliver	21,285
Other deductions and/or charges	1,303
Total deductions and/or charges	136,023
Net capital before haircuts on securities positions	1,106,457
Haircuts on securities positions:	
Contractual securities commitments	--
Certificates of deposit	375
U.S. government obligations	1,220
Corporate obligations	67,668
Total haircuts on securities	69,263
Net capital	$ 1,037,194
Minimum net capital required (the greater of 2% of aggregate debit items, $1,500, or the CFTC minimum requirement)	3,409
Excess net capital	$ 1,033,785

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2023 Part IIA FOCUS filing on January 23, 2024.

Crédit Agricole Securities (USA) Inc.

Schedule II

Computation for Determination of Customer Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2023
(Dollars in Thousands)

Credit balances:

Free credit balances and other credit balances in customers' security accounts	$	216
Customers' securities failed to receive		148,672
Credit balances in firm accounts which are attributable to principal sales to customers		21,605
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days		--
Total credit items		170,493

Debit balances:

Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection		---
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		---
Failed to deliver of customers' securities not older than 30 calendar days		170,455
Aggregate debit items		170,455
Less 3% charge		(5,114)
Total 15c3-3 debits		165,341

Reserve computation:

Excess of total credits over total debits	$	5,152

Required deposit		None

Amounts held on deposit in "Reserve Bank Account(s)", including $213,954 value of qualified securities, at end of reporting period	$	213,954
New amount in "Reserve Bank Account(s)" after adding deposit or subtracting withdrawal, including $213,954 value of qualified securities	$	213,954

There are no material differences between the audited Computation for Determination of Customer Reserve Requirements for Broker-Dealers included in this report and the corresponding schedule included in the Company's unaudited December 31, 2023 Part IIA FOCUS filing on January 23, 2024.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

Crédit Agricole Securities (USA) Inc.

Schedule III

Computation for Determination of PAB Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2023
(Dollars in Thousands)

Credit balances:		
Free credit balances and other credit balances in PAB security accounts	$	250
PAB securities failed to receive		–
Total PAB credits		250
Debit balances:		
Debit balances in PAB accounts, excluding unsecured accounts and accounts doubtful of collection		–
PAB securities borrowed to effectuate short sales		–
Total debits		–
Excess of total PAB credits over total PAB debits	$	250
Excess debits in customer reserve formula computation	$	--
Amounts held on deposit in "Reserve Bank Account(s)", including $14,028 value of qualified securities, at end of reporting period	$	14,028
New amount in "Reserve Bank Account(s)" after adding deposit or subtracting withdrawal, including $14,028 value of qualified securities	$	14,028

There are no material differences between the audited Computation for Determination of PAB Reserve Requirements for Broker-Dealers included in this report and the corresponding schedule included in the Company's unaudited December 31, 2023 Part IIA FOCUS filing on January 23, 2024.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

Crédit Agricole Securities (USA) Inc.

Schedule IV

Information Relating to the Possession or Control
Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2023

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the
respondent's possession or control as of the report date (for which instructions
to reduce to possession or control had been issued as of the report date) but
for which the required action was not taken by the respondent within the time
frames specified under Rule 15c3-3 $ —

Number of items —

Customers' fully paid securities and excess margin securities for which
instructions to reduce to possession or control had not been issued as of the
report date, excluding items arising from "temporary lags which result from
normal business operations" as permitted under Rule 15c3-3 $ —

Number of items —

*There are no material differences between the audited Information Relating to the Possession or
Control Requirements for Broker-Dealers included in this report and the corresponding schedule
included in the Company's unaudited December 31, 2023 Part IIA FOCUS filing on January 23,
2024.*

Supplementary Report

EY

Building a better
working world

Ernst & Young LLP
One Manhattan West
New York, NY 10001

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Fax: +1 212 773 6350
ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16

The Shareholder and Board of Directors of Crédit Agricole Securities (USA) Inc.

In planning and performing our audit of the financial statements of Crédit Agricole Securities (USA) Inc. (the Company) as of and for the year ended December 31, 2023, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker, we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

1



Building a better working world

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. Throughout the year, we did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2023, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2024